American Shared Hospital Services Reports Fourth Quarter and Year End 2020 Financial Results
SAN FRANCISCO, CA, April 6, 2021-- American Shared Hospital Services (NYSE American: AMS) (the "Company"), a leading provider of turnkey technology solutions for stereotactic radiosurgery and advanced radiation therapy equipment and services, today announced financial results for the fourth quarter and twelve months ended December 31, 2020.
Fourth Quarter Financial Highlights
•Total revenue in the fourth quarter was $4,608,000, a decrease of 3.7% when compared with the fourth quarter of 2019. Proton therapy revenue was $1,403,000, a decrease of 5.6% when compared with the fourth quarter of 2019. Gamma Knife revenue of $3,205,000 decreased 0.8% compared with the fourth quarter of 2019.

•Total proton therapy fractions decreased 25% compared to the fourth quarter of 2019.
•Gamma Knife procedures increased by 3.1% to 427 for the fourth quarter of 2020 from 414 in the same period of the prior year. Gamma Knife volumes for centers in operation decreased 7.8% from Gamma Knife volumes for those same centers during the same period of the prior year.
•Operating loss for the fourth quarter of 2020 was $8,543,000 compared to operating income of $279,000 in the fourth quarter of 2019. Excluding a pre-tax write down of impaired assets in the fourth quarter of 2020 that totaled $8,264,000, operating loss was $279,000 which was primarily due to the lagging effects of COVID-19.
•Net loss in the fourth quarter was $6,231,000 compared to net income of $193,000 for the fourth quarter of 2019. The decrease in net income was primarily due to a pre-tax write down of impaired assets of $8,264,000 in the current period, which was substantially a non-cash charge.
Ray Stachowiak, Chief Executive Officer of AMS, commented, “Since I was appointed CEO in September, my goal has been to provide AMS with a path to increased growth and sustained profitability. I believe that the action we have announced positions AMS to meet those goals and results in a significantly stronger balance sheet for the Company. This action is part of our strategic plan that also includes the diversification of our product offerings, geographic expansion and offering additional types of financing solutions to increase the Company’s revenue streams.”
“Operationally, we believe that our volumes were impacted by the spikes in COVID-19 illnesses during the fourth quarter and the resulting effect of outpatients continuing to delay their health care. This lag can be seen in our fourth quarter revenue, which is also a historically softer period for AMS. Revenue in the fourth quarter decreased 3.7% period-over-period. An increase in average reimbursement at our Proton Beam Radiation Center and the contribution from our acquisition of Gamma Knife Center Ecuador (“GKCE”) last June masked the period-over-period COVID-related volume declines in both PBRT and Gamma Knife operations. EBITDA was $2.5 million for the fourth quarter and we ended the year with a strong cash position of $4.3 million. Looking ahead, we expect reduced administrative expenses in the 2021 year, as we’ve previously discussed, and we’re excited to continue to execute on our strategy for growth from the stronger foundation that we built this quarter,” concluded Mr. Stachowiak.

Financial Results for the Three Months Ended December 31, 2020
For the three months ended December 31, 2020, total revenue was $4,608,000, a decrease of 3.7% when compared with $4,786,000 reported for the fourth quarter of 2019.
Fourth quarter revenue for the Company's proton therapy system installed at Orlando Health in Florida was $1,403,000, a decrease of 5.6% when compared with the fourth quarter of 2019. Average reimbursement increased period-over-period which offset a decrease in volumes. Total proton therapy fractions decreased 25% compared to the fourth quarter of 2019. The period-over-period decrease was due to the impact from the spike of COVID-19 illnesses in the fourth quarter compounded by maintenance-related downtime.
Revenue for the Company's Gamma Knife operations was $3,205,000, a 0.8% decrease compared with the fourth quarter of 2019. The slight period-over-period decline was due to lower volumes at same stores, offset by the acquisition of GKCE. Gamma Knife procedures increased by 3.1% to 427 for the fourth quarter of 2020 from 414 in the same period of the prior year. The increase reflects the acquisition of GKCE. Gamma Knife volumes for centers in operation decreased 7.8% from Gamma Knife volumes for those same centers during the same period of the prior year.
Gross margin for the fourth quarter of 2020 decreased to $1,027,000, or 22.3% of revenue, compared to gross margin of $1,441,000, or 30.1% of revenue, for the fourth quarter of 2019, primarily due to the lingering effects of COVID-19.
Selling and administrative costs increased by $193,000, or 22.5%, to $1,052,000 for the fourth quarter compared to $859,000 for the fourth quarter of 2019. The period-over-period increase is due to increases in tax and audit expenses, primarily attributable to the GKCE Acquisition, stock-based compensation, and software related expenses.
Operating loss for the fourth quarter of 2020 was $8,543,000 compared to operating income of $279,000 in the fourth quarter of 2019. Excluding a pre-tax write down of impaired assets in the fourth quarter of 2020 that totaled $8,264,000, operating loss was $279,000 which was primarily due to the lagging effects of COVID-19. The write down of impaired assets includes the Company’s deposits for two PBRT units, six Gamma Knife units and associated removal costs.
Net loss for the fourth quarter of 2020 was $6,231,000, or $(1.01) per share, which includes a pre-tax write down of impaired assets of $8,264,000.  This compares to net income for the fourth quarter of 2019 of $193,000, or $0.03 per diluted share. Fully diluted weighted average common shares outstanding were 6,154,000 and 5,889,000 for the fourth quarter of 2020 and 2019, respectively.
Adjusted EBITDA, a non-GAAP financial measure, was $2,538,000 for the fourth quarter of 2020, compared to $2,056,000 for the fourth quarter of 2019. The year-over-year increase was primarily due to the effect of non-controlling interests on the impairment charge.

Financial Results for the Twelve Months Ended December 31, 2020
For the twelve months ended December 31, 2020, revenue decreased 13.4% to $17,837,000 compared to revenue of $20,605,000 for the twelve months of 2019. The decrease was primarily due to a decrease in average reimbursement for Gamma Knife procedures and a decrease in PBRT fractions, which are largely attributable to the COVID-19 pandemic. The Company recorded no revenue from its IGRT equipment in the twelve-month 2020 period compared to $840,000 in the comparable period of 2019, after the expiration of the Company’s contract and the equipment was fully depreciated and sold.
Proton therapy revenue decreased 0.8% to $6,167,000 for the twelve months of 2020 compared to $6,214,000 for the twelve months of 2019. Total proton therapy fractions for the 2020 year were 5,868, a decrease of 2.5%, compared to 6,018 proton therapy fractions for 2019. PBRT revenue declined due to the impact on volumes in the second and fourth quarters from the COVID-19 pandemic.
Gamma Knife revenue decreased 13.9% to $11,670,000 for the twelve months of 2020 compared to $13,551,000 for the twelve months of 2019. The year-over-year revenue decline was due to a lower average reimbursement at the Company's retail sites. The number of Gamma Knife procedures in the twelve months of 2020 was 1,530, an increase of 2.1% compared to 1,498 Gamma Knife procedures in the comparable period of 2019. The increase was due to the Company's acquisition of GKCE that was completed in June 2020. The increase was offset by a Gamma Knife contract that terminated in October 2020 as well as the impact of the COVID-19 pandemic.
Operating loss for 2020 was $9,463,000 compared to operating income of $1,542,000 for 2019. Excluding a pre-tax write down of impaired assets in the fourth quarter of 2020 that totaled $8,264,000, operating loss was $1,199,000 for 2020. The write down of impaired assets includes the Company’s deposits for two PBRT units, six Gamma Knife units and associated removal costs.
Net loss for the twelve months of 2020 was $7,058,000, or $(1.14) per share which includes a pre-tax write down of impaired assets of $8,264,000.  This compares to net income for the twelve months of 2019 of $659,000, or $0.11 per diluted share. Fully diluted weighted average common shares outstanding were 6,182,000 and 5,930,000 for 2020 and 2019, respectively.
Adjusted EBITDA, a non-GAAP financial measure, was $7,776,000 for 2020, compared to $9,676,000 for 2019.
Balance Sheet Highlights
At December 31, 2020, cash, cash equivalents, and restricted cash was $4,325,000 compared to $1,779,000 at December 31, 2019.  Shareholders' equity at December 31, 2020 was $23,650,000, or $4.08 per outstanding share.  This compares to shareholders' equity at December 31, 2019 of $31,811,000, or $5.47 per outstanding share.
Conference Call and Webcast Information
AMS has scheduled a conference call at 10:00 a.m. PST (1:00 p.m. EST) today. To participate, please call 1 (877) 317-6789 at least 10 minutes prior to the start of the call and ask to join the American Shared Hospital Services call. A simultaneous Webcast of the call may be accessed through the Company's website, www.ashs.com, or at www.streetevents.com for institutional investors.
A replay of the call will be available at 1 (877) 344-7529, access code 10153925, through April 13, 2021.

About American Shared Hospital Services (NYSE American: AMS)
American Shared Hospital Services is a leading provider of turnkey technology solutions for stereotactic radiosurgery and advanced radiation therapy equipment and services. AMS is a world leader in providing Gamma Knife radiosurgery equipment, a non-invasive treatment for malignant and benign brain tumors, vascular malformations, and trigeminal neuralgia (facial pain). The Company also offers proton therapy, and the latest IGRT, IMRT and MR/LINAC systems. For more information, please visit: www.ashs.com .
Safe Harbor Statement
This press release may be deemed to contain certain forward-looking statements with respect to the financial condition, results of operations and future plans of American Shared Hospital Services (including statements regarding the expected continued growth of the Company and the expansion of the Company’s Gamma Knife, proton therapy and MR/LINAC business, which involve risks and uncertainties including, but not limited to, the risks of economic and market conditions, the risks of variability of financial results between quarters, the risks of the Gamma Knife and proton therapy businesses, the risks of developing The Operating Room for the 21st Century program, the risks of changes to CMS reimbursement rates or reimbursement methodology, the risks of the timing, financing, and operations of the Company’s Gamma Knife, proton therapy, and MR/LINAC businesses, the risks of the COVID-19 pandemic and its effect on the Company’s business operations and financial condition, the risk of expanding within or into new markets, the risk that the integration or continued operation of acquired businesses could adversely affect financial results and the risk that current and future acquisitions may negatively affect the Company’s financial position. Further information on potential factors that could affect the financial condition, results of operations and future plans of American Shared Hospital Services is included in the filings of the Company with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K for the year ended December 31, 2019, its Quarterly Report on Form 10-Q for the three months ended March 31, 2020, June 30, 2020, and September 30, 2020 and the definitive Proxy Statement for the Annual Meeting of Shareholders that was held on June 26, 2020.
Non-GAAP Financial Measure
Adjusted EBITDA, the non-GAAP measure presented in this press release and supplementary information, is not a measure of performance under the accounting principles generally accepted in the United States ("GAAP").  This non-GAAP financial measure has limitations as an analytical tool, including that it does not have a standardized meaning. When assessing our operating performance, this non-GAAP financial measure should not be considered a substitute for, and investors should also consider, income (loss) before income taxes, income (loss) from operations, net income (loss) attributable to the Company, earnings (loss) per share and other measures of performance as defined by GAAP as indicators of the Company's performance or profitability.
Adjusted EBITDA is a non-GAAP financial measure representing our (loss) earnings before interest, taxes, depreciation, and amortization. We define Adjusted EBITDA as net (loss) income before interest expense, income tax (benefit) expense, depreciation and amortization expense, stock-based compensation expense, write down of impaired assets, associated removal costs, and acquisition transaction costs.

We use this non-GAAP financial measure as a means to evaluate period-to-period comparisons. Our management believes that this non-GAAP financial measure provides meaningful supplemental information regarding our performance by excluding certain expenses and charges that may not be indicative of the operating results of our recurring core business, such as stock-based compensation expense.  We believe that both management and investors benefit from referring to this non-GAAP financial measure in assessing our performance.
Contacts:
American Shared Hospital Services
Ray Stachowiak
Chief Executive Officer
rstachowiak@ashs.com
Investor Relations
PCG Advisory
Stephanie Prince
P: (646) 863-6341
sprince@pcgadvisory.com